UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Unit 2212, 22/F, CC Wu Building, 302-308 Hennessy Road

Wanchai, Hong Kong

+852-975-02047

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

On September 17, 2026, AGM Group Holdings Inc. (the “Company”) entered into a share purchase agreement (the “Purchase Agreement”) with an investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell Class A ordinary shares, par value US$0.05 per share, at a purchase price of US$0.6305 per share, for aggregate gross proceeds of up to US$11.0 million in a private placements.

The foregoing descriptions of the Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreement, which are filed as Exhibits 10.1 to this Report on Form 6-K and incorporated herein by reference.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Safe Harbor Statement

This report contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AGM Group Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AGM Group Holdings Inc.’s filings with the SEC. All information provided in this report is as of the date of this report, and AGM Group Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Exhibit Index

Exhibit No.	Description
10.1	Form of Share Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2026	AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer and Director

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